Mail Stop 4561
      September 21, 2005

Mr. Anthony Fidaleo
Chief Financial Officer
Adstar, Inc.
4553 Glencoe Avenue, Suite 300
Marina del Rey, CA 90292

	Re:	Adstar, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-15363

Dear Mr. Fidaleo:

      We have reviewed your response letter dated August 12, 2005 and have the following additional comments. These comments should be addressed in all future filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2004

Independent Auditor`s Report, page F-2

1. Please explain to us how your auditors considered PCAOB
Auditing
Standard No. 1 in conjunction with their audit report contained in your Form 10-K.

Comment Letter Dated July 15, 2005

2. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please respond to the comments included in this letter within
10
business days.  If you have any questions, you may contact Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3498 if you have questions.


      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Anthony Fidaleo
Adstar, Inc.
September 21, 2005
Page 1